David B. Haber
Partner
Tel 646.414.6915
Fax 973.597.6197
dhaber@lowenstein.com

October 15, 2013

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Alexandra M. Ledbetter

Re:	Verenium Corporation
Schedule TO-T Filed by BASF Corporation and Pastinaca Acquisition Inc.
Filed October 2, 2013
File No. 005-60329

Dear Ms. Ledbetter:

On behalf of our clients, BASF Corporation and Pastinaca Acquisition Inc. (together, “BASF”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange  Commission (the “SEC”) our response to the Staff’s letter dated October 10, 2013, regarding the filing referenced above.

Set forth below in bold are the comments set forth in the Staff’s letter. Immediately following the Staff’s comments is BASF’s response to that comment. For your convenience, the numbered paragraph below corresponds to the numbered paragraph in the Staff’s comment letter and includes the caption used in the comment letter.

Offer to Purchase, dated October 2, 2013

If I decide not to tender, how will the Offer affect my Shares, page 6

1.                                      Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that shares that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by shareholders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Response:   To address the Staff’s comment, we have revised the Q&A on page 6 as set forth below:

“If I decide not to tender, how will the Offer affect my Shares?

If we purchase at least a majority of the outstanding Shares in the Offer and the other Offer Conditions and other conditions to the Merger contained in the Merger Agreement are satisfied or waived, we will seek to effect the Merger of Purchaser with and into the Company as promptly as practicable in accordance with the terms of the Merger Agreement without any further action by the stockholders of the Company. If the proposed Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive in accordance with Section 251(h) of the DGCL the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid sooner. However, if the Merger does not take place, the ability to publicly trade your Shares may be limited as described above.”

Acceptance for Payment and Payment for Shares, page 10

2.                                      In the second paragraph on page 11, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares tendered pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Response: On behalf of BASF, we confirm that BASF understands that any entity to which the bidder assigns the right to purchase shares in the Offer must be included as a bidder in the Offer.  To date, Purchaser has not assigned its right to purchase the tendered shares.

11. Background of the Offer; Contacts with the Company, page 21

3.                                      Refer to the following sentence on page 23: “On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that as a result of certain matters determined during due diligence, BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share.” Please disclose in greater detail BASF’s reasons for lowering its price.

Response: In response to the Staff’s comment, we have revised the referenced disclosure to provide greater detail of BASF’s reasoning for lowering its price as follows:

“On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share.  Representatives of Rothschild informed representatives of UBS that BASF’s decision primarily resulted from certain matters determined during due diligence including BASF’s assessment of certain future business opportunities in grain processing and oilfield services in light of Verenium’s August 7, 2013 announcement of its financial results for the second quarter of 2013 and six months ended June 30, 2013,  and BASF’s preliminary assessment of certain of Verenium’s contractual obligations and potential financial liabilities that could increase BASF’s costs subsequent to the closing of the transaction.

On September 13, 2013, BASF submitted a revised non-binding offer letter (the “September 13 Letter”) along with a revised draft of the Merger Agreement. The September 13 Letter contained an offer price of $4.00 per share and the accompanying merger agreement proposed, among other matters, a termination fee of $2.4 million, representing approximately 4.08% of the proposed transaction equity value and accepting the elimination of expense reimbursement.  The increase in the offer price per share from the previously communicated $3.90 per share was attributable, in part, to BASF and Verenium’s continued due diligence discussions with respect to the matters communicated on August 21, 2013. ”

13. The Transaction Documents, page 25

4.                                      Refer to the following disclosure on page 25: “This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates).” Please revise to remove any potential implication that the Merger Agreement and the summary in the Offer to Purchase do not constitute public disclosure under the federal securities laws. For instance, clarify that the Merger Agreement and the summary should not be relied on as disclosure about the parties without consideration of the entirety of the factual disclosure about the parties, respectively, in this Schedule TO and in Verenium’s reports filed with the Commission.

Response: In response to the Staff’s comment we have revised the referenced disclosure as follows:

“In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) without consideration of the entirety of the factual disclosures about such parties, respectively, in this Schedule TO and in the Company’s reports filed with the SEC.”

5.                                      We note that the disclosure does not address the execution of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement, which includes a one-year standstill provision. Please advise. See Items 1005(b) and 1011(a)(1) of Regulation M-A.

Response: In response to the Staff’s comments we have inserted the following at the end of Section 13 “The Transaction Documents”:

“Confidentiality, Non-Disclosure and Non-Solicitation Agreement

The following summary description of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement is qualified in its entirety by reference to the Confidentiality, Non-Disclosure and Non-Solicitation Agreement itself, which Parent has filed a form thereof as Exhibit (d)(3) to the Schedule TO.

On May 1, 2013, BASF  and Verenium entered into a customary confidentiality agreement that contained a one-year standstill arrangement whereby BASF agreed for a one-year period commencing as of May 1, 2013,  that neither it nor its representatives will, in any manner, directly or indirectly, (except to the extent agreed by Verenium):

(a) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of Verenium or any securities of any subsidiary or other affiliate of Verenium, in excess of five (5) percent of the outstanding securities of any such company (with any such acquisition, regardless of size, only being made at such time as neither the acquiring party nor any of its affiliates is in possession of material, non-public information about Verenium), (ii) any acquisition of any assets of Verenium or any assets of any subsidiary or other affiliate of Verenium, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Verenium or any subsidiary or other affiliate of Verenium, or involving any securities or assets of Verenium or any securities or assets of any subsidiary or other affiliate of Verenium, or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of Verenium;

(b) form, join or participate in a “group” (as defined in the Exchange Act) with respect to the beneficial ownership of any securities of Verenium;

(c) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Verenium;

(d) take any action that might require Verenium to make a public announcement regarding any of the types of matters set forth in “(a)” above;

(e) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above;

(f) assist, induce or encourage any other person or entity to take any action of the type referred to in clause “(a)”, “(b)”, “(c)”, “(d)” or “(e)” of above; or

(g) enter into any discussions, negotiations, arrangement or agreement with any other person or entity relating to any of the foregoing matters described above.”

The Confidentiality, Non-Disclosure and Non-Solicitation Agreement did not include a “don’t ask, don’t waive” provision which would, if included, preclude Parent from making a request, either publicly or privately to the Verenium Board of Directors, that Verenium waive the restrictions in the standstill provision.

15. Conditions of the Offer, page 40

6.                                      Refer to the following sentence on page 41: “The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated on pages 9-10. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target shareholders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

Response: On behalf of BASF, we confirm the understanding of the matters set forth in the Staff’s comment above.

16. Certain Legal Matters; Regulatory Approvals, page 41

Appraisal Rights, page 44

7.                                      We note the disclosure stating that a shareholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and October 31, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights. Lastly, we note that Verenium’s Schedule 14D-9 states that the deadline is “the later of the consummation of the Offer and October 21, 2013,” as opposed to October 31; please revise to clarify the deadline.

Response: As the Staff is likely aware, Section 251(h) of the Delaware General Corporation Law (“DGCL”) is newly enacted and became effective on August 1, 2013.  We note Section  262(d)(2) of the DGCL does not define the term “consummation” with respect to tender offers contemplated by Section 251(h) of the DGCL. On this matter we have also consulted co-counsel, Richards, Layton & Finger PA, a leading Delaware corporate law firm.  We are not aware of any definitive legislative history, caselaw or other guidance on this point and as the statute is so new, we are not aware of an established market practice.

As noted in the Staff’s comment, parties may interpret consummation in several ways, including expiration time of the Offer, the time the bidder accepts the tendered shares or the time of settlement. Together with legal counsel for Verenium, we have determined to take a more conservative approach for the benefit of the Verenium stockholders and will deem “consummation” to be the time at which funds are deposited with the payment agent for payment on tendered shares.  Accordingly, in response to the Staff’s comment we have revised the referenced disclosure on page 45 to provide as follows:

“• prior to the consummation of the Offer, which is the first date on which Parent deposits funds with the Depositary for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Verenium a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;”

We also note that we have been advised by legal counsel to Verenium that Verenium will file an amendment to its 14D-9 consistent with the foregoing.

Form of Letter of Transmittal

8.                                      Please delete the language in the letter of transmittal requiring a tendering shareholder to acknowledge or certify that he or she “understands” or “recognizes” the terms of the tender offer.

Response: In response to the Staff’s comment, we have revised the fourth full paragraph on page 4 of the letter of transmittal as shown below. BASF will file an amended and restated letter of transmittal reflecting the language as revised below. We note BASF has referenced in the first paragraph on page 1 of the amendment to the Schedule TO that letters of transmittal delivered by the shareholders of Verenium will be deemed delivered on the form of the amended and restated letter of transmittal.

“~~The undersigned understands that~~ The valid tender of Shares pursuant to any of the procedures described in the Offer to Purchase and in the Instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer. Purchaser’s acceptance of such Shares for payment will constitute a binding agreement between the undersigned and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions of any such extension or amendment). Purchaser may not be required to accept for payment any Shares tendered hereby under certain circumstances as set forth in the Offer.”

The statement from BASF requested by the Staff is included as Annex A to this response letter.  We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience.  If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6915.

Sincerely yours,

/s/ David B. Haber
David B. Haber

cc:
Keith H. Ansbacher, Vice President & Interim General Counsel, BASF Corporation
Marita Makinen, Lowenstein Sandler LLP

Annex A

BASF Corporation

Pastinaca Acquisition Inc.

100 Park Avenue

Florham Park, NJ 07932

October 15, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Verenium Corporation
Schedule TO-T Filed by BASF Corporation and Pastinaca Acquisition Inc.
Filed October 2, 2013
File No. 005-60329

Ladies and Gentlemen:

In connection with the above-captioned filings, BASF Corporation and Pastinaca Acquisition Inc. (together, “BASF”) hereby acknowledges that:

•                  BASF is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  BASF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BASF CORPORATION

By:	/s/ Keith H. Ansbacher
Keith H. Ansbacher
Vice President & Interim General Counsel

PASTINCA ACQUISITION INC.

By:	/s/ Keith H. Ansbacher
Keith H. Ansbacher
Vice President & Secretary